UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2024

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
(Translation of registrant’s name into English)

Bay & Deveaux Streets, Nassau, The Bahamas

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On March 27, 2024, Nymox Pharmaceutical Corporation (the “Company”) issued a press release announcing that the Company successfully obtained a formal order from the Bahamas Supreme Court resolving the Bahamas litigation brought by the Company’s terminated ex-employees. This press release is furnished as Exhibit 99.1 to this report on Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Nymox Pharmaceutical Corporation, dated March 27, 2024

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2024

NYMOX PHARMACEUTICAL CORPORATION

By:	/s/ Paul Averback
Name:	Paul Averback
Title:	President and Chief Executive Officer

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